May 2, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Precise Acquisition, Inc.

Form S-1

Filed March 30, 2017

File No. 333-217030

To the men and women of the SEC:

On behalf of Precise Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 26, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on March 30, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The values in the table under Item 13 have been revised as the previous values were incorrect due to a clerical error. Due to the changes to the table we have also amended the “estimated expenses” of the offering on page 24, see paragraph titled “ACQUISITION OF OPPORTUNITIES.”

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE:

We do not have any written communications, as defined in Rule 405 under the Securities Act that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not, they retain copies of the communication.

Prospectus Cover Page

2. Please ensure that your cover page disclosures distinguish between the timeframe for your offering, including the release of funds held in escrow back to the purchasers if you have not sold a specified number of securities at a specified price by a specified date (see Rule 10b-9), and the timeframe for releasing funds held in escrow back to the purchasers if you have not completed an acquisition 18 months after the effective date of the registration statement (see Rule 419(b)(2)(iv)).

COMPANY RESPONSE:

Page 1 now includes the following statement: “In the event an acquisition is not consummated within 18 months of the effective date of this prospectus funds held in the escrow account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.” In addition, we added the following to page 1: “If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly within five business days without interest or deduction of fees.”

3. We note you indicate on the cover page that “the offering may terminate on the earlier of: (i) the date when the sale of all 4,000,000 shares … is completed, (ii) any time after the minimum … is achieved …, (ii) 180 days from the effective date of this document or (iii) any time by the Company ….” (emphasis added). We also note that you indicate in the Use of Proceeds section that “Completion of this offering is defined as: the date when the sale of all 4,000,000 shares to be sold by the issuer is completed, (ii) any time after the minimum offering of 1,000,000 shares of common stock is achieved at the discretion of the Board of Directors, or (ii) 180 days from the effective date of this document. Please revise to clarify when the offering will terminate.

COMPANY RESPONSE:

We have amended the Registration Statement on pages 1,5 and 14 so that the cover page,use of proceeds and the offering state the same language in regards to when the offering will terminate.

4. Specifically address the duration of the minimum offering on the cover page. We note you indicate in The Offering section that the deposited funds shall be returned to investors in the event that the minimum offering amount is not raised within 180 days.

COMPANY RESPONSE:

We have added the following to page 1: “Funds shall be returned to investors in the event that the minimum offering amount is not raised within one hundred eighty (180) days.”

5. We note your statement that “[n]either the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.” We also note the statement that “any subscriber funds held in escrow with escrow agent will be promptly returned to subscribers with interest ….” Please revise to reconcile your statements.

COMPANY RESPONSE:

We have removed the following statement on page 1: “Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.”

6. We note your statement that “10 percent of the offering proceeds will be available to, exclusive of interest or dividends, as those proceeds are deposited into the escrow account.” Please revise to clarify your statement.

COMPANY RESPONSE:

We have revised the statement on page 1 by adding the word “us.” It now reads: “10 percent of the offering proceeds will be available to us, exclusive of interest or dividends, as those proceeds are deposited into the escrow account.”

The Offering, page 4

7. You state that “the proceeds from the sale of the shares in this offering … will be deposited in a non-interest bearing bank account until the sale of securities will be deposited promptly into the escrow account.” Please revise to clarify your statement.

COMPANY RESPONSE:

On page 5 we have revised the clerical error.

8. We note your statement that “shares will be issued in uncertificated book-entry form. Share certificate may be requested in writing from the stock transfer agent after the Company’s offering is closed and a consummated business combination meeting the requirements of Rule 419 has been completed and all subscription funds held in escrow by escrow agent have been released and received by the Company.” Please advise us how these arrangements comply with Rule 419. We may have further comment.

COMPANY RESPONSE:

Rule 419 (b) (1) (ii) reads as follows:

(ii) If funds and securities are deposited into an escrow account maintained by an insured depository institution, the deposit account records of the insured depository institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with 12 CFR 330.1 of the regulations of the Federal Deposit Insurance Corporation, and the records of the escrow agent, maintained in good faith and in the regular course of business, must show the name and interest of each party to the account.

Rule 419 (B) (3) (i) reads as follows.

Deposit of securities. (i) All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow or trust account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities. See also 17 CFR 240.15g–8 regarding restrictions on sales of, or offers to sell, securities deposited in the escrow or trust account.

In conclusion, there is no language in the forgoing sections or anywhere else in Rule 419 to suggest that securities must be issued before the offering is closed and a consummated business combination meeting the requirements of Rule 419 has been completed and all subscription funds held in escrow by escrow agent have been released and received by the Registrant. However, we acknowledge there is explicit ruling language for the deposit and release of funds and securities if funds were received or securities were issued before the offering was completed. Delaware state law section 151 regulates the content and form of certificate representing shares whereas Delaware allows for the issuance of shares without certificate.

Use of Proceeds, page 14

9. Please revise to address the use of proceeds if 75% of the maximum offering is sold.

COMPANY RESPONSE:

We have revised the “Use of Proceeds” section accordingly.

Dilution, page 15

10. We note that you provide your intended use of the offering proceeds assuming that 25%, 50% and 100% of the common stock offered is sold. Please revise this section to address the dilution if 75% of the offering is sold.

COMPANY RESPONSE:

We have revised the dilution table to address the dilution if 75% of the shares offered are sold.

11. Please revise to address the “net tangible book value” per share in your first paragraph of the dilution discussion and in the first table following the dilution discussion. Please see Item 506 of Regulation S-K.

COMPANY RESPONSE:

We have revised the first table in the“Dilution” section and we have also added the following sentence to the second paragraph of the same section: “Our net tangible value per share is $0.000.”

12. Please revise to correct your statement regarding the receipt of the maximum proceeds that “our present stockholders will receive an increase of $0.017 per share in the net tangible book value of the shares they hold.”

COMPANY RESPONSE:

We have revised the statement regarding the receipt of the maximum proceeds.

Executive Compensation, page 27

13. We note that you have included a summary compensation table for February 28, 2016 in addition to the summary compensation table for February 28, 2017. We do not understand why you have included this table since the company was incorporated January 30, 2017. Please revise as appropriate.

COMPANY RESPONSE:

This was a clerical error. We have removed the table for February 28, 2016.

Part II

Exhibits and Financial Statement Schedules, page II-2

14. We note that you have filed an unexecuted Subscription Escrow Agreement as Exhibit 99.1. Please be advised that a copy of the executed escrow agreement must be filed as an exhibit to the registration statement.

COMPANY RESPONSE:

The agreement is signed by both parties directly above Exhibit A.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 2, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO